

Om Mandhana · 3rd

 CPA, FCA, B. Com

Procurement & Supply Chain | International | M&A : Due Diligence
& Integration | Cost Reduction | CPA | CA

Greater Chicago Area · Contact info

500+ connections

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About

Passionate leader with a track record of superior performance resulting in progressively responsible leadership position. Proven results and vast experience in procurement and supply chain, international business, M&A, manufacturing, cost reduction and sound financial management. Recognized as problem solver, astute negotiator and change agent.

Widely traveled and work experience includes Azerbaijan, China, Democratic Republic of the Congo, Germany, India, Indonesia, Kosovo, Macedonia, Norway, Sweden, Turkey, Zambia, and Zimbabwe

- Member of the American Institute of Certified Public Accountants
- Member of the Institute of Chartered Accountants of India

Activity

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Experience

 **Vice President - Procurement & Supply Chain**
ArcelorMittal
Jan 2007 - Jun 2015 · 8 yrs 6 mos
East Chicago, IN, USA

Responsible for managing $7 Billion procurement and supply chain, captive iron ore partnerships and $400 million sale of By-products for 15 million tons US steel making operations.

 **Advisor - M&A Business Development**
Alferon Management Limited
Sep 2001 - Jan 2007 · 5 yrs 5 mos
London, United Kingdom

Alferon Management Limited of London, acquisition and management company for International Mineral Resources (IMR), having grown IMR's international business from scratch to $700 million.. Wa ...see more

 **Vice President Procurement**
Inland Steel
1998 - 2001 · 3 yrs
East Chicago

Responsible for managing $1.5 billion purchasing functions for 5 Million ton steel plant.

 **CEO / Director General**
Productora Mexicana de Tuberia
1998 · Less than a year
Lazaro Cardenas, Mich, Mexico

A large diameter line pipe mill manufacturing and supplying API grade sour gas duty pipes to Oil and Gas industry in Mexico, USA and the Caribbean.

 **CEO / Director General**
Servicios Siderurgicos Integrados
1994 - 1998 · 4 yrs
Lazaro Cardenas, Mich, Mexico

A services and supply company to steel mills operating largest port operations, large machine shops, electrical distribution, lime and oxygen gas plants.

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Education

 **CPA, FCA, B. Com**
2001 - 2002
Activities and societies: President's (Eagle) Scout, Troop Leader

 **Lodha & Company / Institute of Chartered Accountants of India**
CA - Chartered Accountant, Finance, Accounting, Business Administration, Auditing, Taxation, Cost Analysis
1975 - 1981
Grade: Passed with top national ranking

 **University of Rajasthan / S S G Pareek College, Jaipur**
B. Com / University of Rajasthan, Business/Commerce, General
1971 - 1975

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Licenses & certifications

CPA
American Institute of Certified Public Accountants

FCA
Institute of Chartered Accountants of India

Skills

Procurement
Endorsed by Jean-Pierre Wilhelm and 1 other who is highly skilled at this
Endorsed by 6 colleagues at ArcelorMittal
12 endorsements

Business Strategy
Endorsed by Jai Saraf who is highly skilled at this
Endorsed by 5 colleagues at ArcelorMittal
11 endorsements

Continuous Improvement
Endorsed by Murali Collur , Ph.D., MBA who is highly skilled at this
5 endorsements

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Recommendations

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Courses

CPA

Languages

English

Hindi

Spanish

Interests

Companies   Groups   Schools

Alvarez & Marsal
184,417 followers
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Molex
177,437 followers
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Causes

Children · Economic Empowerment · Education · Health · Science and Technology · Social Services